Filed by RedBall Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RedBall Acquisition Corp.

Commission File No. 001-39440

Date: October 13, 2021

Sportico Article Covering the Business Combination

October 13, 2021

SEATGEEK AND REDBALL INK IPO PLAN AS ACCEL, KEVIN DURANT JOIN DEAL

Sportico

By Brendan Coffey

13 October 2021

Ticketing business SeatGeek has signed a definitive agreement to go public with Gerry Cardinale’s RedBall SPAC in a deal valuing the enterprise at $1.35 billion, according to a Wednesday morning press release.

“It really gives us the opportunity to double-down on what we’ve already been doing,” said SeatGeek CEO Jack Groetzinger, in a phone call. “To continue to grow our brand, to continue to sign new enterprise deals, to continue to expand marketing, but also to invest in new products and technology and find a way to make the industry better for all stakeholders.”

Joining the transaction are Utah Jazz owner Ryan Smith and Kevin Durant’s Thirty Five Ventures, which are part of a PIPE syndicate buying $100 million of shares and warrants. The PIPE group also includes Accel Partners, an existing investor in SeatGeek, as well as other investors not yet disclosed. RedBall will be bringing all $575 million it raised at its IPO to the transaction. After paying expenses and accounting for existing cash on its books, SeatGeek will have $669 million to finance activities after the merger closes in early 2022.

As part of the deal, the company will pay down $62 million in debt, while RedBall’s sponsors, led by Cardinale, will take a ‘promote’ of about 7.2 million shares, half of which is deferred and exerciseable at $12.50 and $15 a share, according to an investor presentation. The promote are large amounts of cheap warrants to buy stock SPAC sponsors award themselves at their IPO, a level that is frequently negotiated down with target companies. Overall, existing SeatGeek shareholders will own 63.5% of the new business at closing, RedBall shareholders 28.5%, RedBall’s sponsors 3.1% and PIPE investors 5%, according to the document.

SeatGeek started in 2009 as a secondary ticket marketplace and has since been adding direct relationships with teams and venues, including the Brooklyn Nets and Barclays Center, to provide ticket-swapping and event-day offerings. SeatGeek’s venture capital investors include Causeway Media Partners, co-founded by Boston Celtics owner Wyc Grousbeck; Melo7 Tech Partners, co-founded by Carmelo Anthony; and Elysian Park Ventures, founded by the owners of the Los Angeles Dodgers. Individual investors include rapper Nas and former NFL quarterbacks Peyton and Eli Manning. SeatGeek has posted 70% compound annual growth between 2016 and 2019, according to the release. In 2019, the business had revenue of $142 million and a net loss of $46 million. Sales fell to $33 million last year and losses widened to $92 million due to the pandemic. SeatGeek told investors it expects sales to be $132 million this year and $1.2 billion in 2025. Growth is expected to come from new product introductions and on further enterprise deals with events rightsholders.

“We’re deeply vertically integrated. We’re not just running a consumer marketplace,” said Groetzinger on the phone call. “We’re also building software for teams and venues that the Cavs and Cowboys, the Saints, the Pelicans, the Nets and many other teams use to power their business. And it’s really this one-plus-one-equals-three between the two. That is the magic of our business.”

News of the merger broke Friday, as RedBall warrants surged 60% on more than 1,000 times their normal volume. After the parties announced today they have a definite merger agreement, warrants dropped as much as 13%, to $1.02 Wednesday. SPAC warrants are typically how traders play merger news. RedBall shares are little changed, at $9.88. RedBall warrants had traded as high as $2.634 in January, on reported discussions to bring Fenway Sports Group public. RedBall shareholders will need to approve the merger at a future vote for the transaction to close.

“I’m proud to become a part of the SeatGeek story at this key moment,” said Jazz owner Smith in the release. “As a team owner, I know how much opportunity there is to modernize the business around sports. With their incredible team and world-class technology, SeatGeek is poised to make a huge impact on our industry.”

(The story was updated to reflect information gained from an investor presentation and interview with Groetzinger.)

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Important Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed business combination”) between RedBall Acquisition Corp. (“RedBall”) and SeatGeek, Inc. (“SeatGeek”), RedBall intends to file a registration statement on Form S-4 (“Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus of RedBall, that will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed business combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see Redball’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available.

SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Registration Statement and proxy statement/prospectus for the proposed business combination when available.

Forward-Looking Statements

Certain statements included in this document constitute forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, the proposed business combination and expectations regarding the combined business, and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the respective management of SeatGeek and RedBall and are not predictions of actual performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of SeatGeek and RedBall. These forward-looking statements are not intended to serve as, and must be not relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SeatGeek and RedBall. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those factors discussed in RedBall’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 13, 2020 under the heading “Risk Factors,” and other documents RedBall has filed, or will file, with the SEC, including a registration statement on Form S-4 in connection with the business combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently know, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RedBall’s and SeatGeek’s expectations, plans, or forecasts of future events and views as of the date of this document. RedBall and SeatGeek anticipate that subsequent events and developments will cause RedBall’s and SeatGeek’s assessments to change. Nothing in this document should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so.

No Offer or Solicitation

This document does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.